UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



10032793

SEC FILE NUMBER
8- 51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nabsecurities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 28th Floor
(No. and Street)

New York, New York 10167
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS DeMaio, President (212) 916-9520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metis Group CPAs LLC
(Name – *if individual, state last, first, middle name*)

14 Penn Plaza – Suite 1800, New York, New York 10122
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant\
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas DeMaio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of nabSecurities, LLC, as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT & CEO

Title



Notary Public

KENNETH T. HUTCHINSON
Notary Public, State of New York
No. 01HU4693082
Qualified in Nassau County
Commission Expires May 31, 20 11

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath of Affirmation.
X (m) A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


METiS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • NEW YORK, NY • ARMONK, NY • BOSTON, MA • BOCA RATON, FL

Report of Independent Auditors

To the Board of Directors of
nabSecurities, LLC

We have audited the accompanying statement of financial condition of nabSecurities, LLC (the "Company") as of September 30, 2010, and the related statements of operations, changes in subordinated borrowings, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of nabSecurities, LLC at September 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTS LLC

New York, New York
November 24, 2010


INPACT
INTERNATIONAL

nabSecurities, LLC
(formerly nabCapital Securities, LLC)

Statement of Financial Condition

September 30, 2010

Assets	
Cash and cash equivalents	$ 2,072,419
Due from clearing broker	260,275
Due from affiliates	2,852,271
Accounts receivable	1,123,185
Securities owned, at fair value	6,086,415
Total assets	$12,394,565
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 269,633
Due to affiliates	8,059,546
Subordinated borrowings	5,000,000
Member's equity:	
Member's contribution	375,000
Accumulated deficit	(1,309,614)
Total member's equity	(934,614)
Total liabilities and member's equity	$ 12,394,565

See accompanying notes to financial statements.

nabSecurities, LLC
(formerly nabCapital Securities, LLC)

Notes to Financial Statements

1. Organization

On January 11, 2010, nabSecurities, LLC (the "Company") changed its name from nabCapital Securities, LLC. The Company is a wholly-owned subsidiary of National Australia Bank Limited (the "Parent") based in Melbourne, Australia. The Company was formed under the laws of the State of Delaware on September 25, 1998, as a limited liability company.

The Company is based in the United States and conducts business from its office in New York City. The Company is engaged in brokerage-related activities, which generate a significant portion of the Company's revenues from customers of the Parent, its affiliates, and other institutional clients. Such activities primarily include U.S. and foreign securities order flow.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (ii) of the Rule.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC (the "clearing broker").

2. Significant Accounting Policies

Basis of Preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates. Accrual of underwriting commissions at year end is subject to management estimate of, and later adjustment for, final settlement with lead underwriters.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid securities with original maturities of ninety days or less, except for cash pledged with the clearing broker.

Securities Owned

Securities owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in unrealized gain or loss on investments. Fair value has been the market value based on published market prices (Level 1 fair value).

Fair Value of Financial Instruments

The Company is subject to the U.S. accounting rules for *Fair Value Measurement,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining the fair value, the Company uses various valuation approaches as defined by the U.S. accounting rules under *Fair Value Measurement* hierarchy which is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Income Taxes

The Company, as a limited liability company, is only subject to New York City unincorporated business tax and not U.S. federal or state income taxes. Income taxes for New York are an allocated share of the U.S. taxes of the New York branch of the Parent as if the Company were a stand alone branch of the foreign Parent company and are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Commission Income

The Company, acting as an agent, executes buy and sell trades for its customers. The Company charges certain basis points for commissions on trades that it executes on behalf of its customers. During the year ended September 30, 2010, the Company executed trades in U.S. and foreign securities. Commissions and related brokerage and clearance expenses are recorded on a trade-date basis as securities transactions occur. The Company also earns fees as an underwriter for issuance of securities.

The Statement of Operations for the year ended September 30, 2010, includes a provision of $562,500 for net loss on a fee due from a non-U.S. finance company that has entered into receivership.

3. Securities Owned

At September 30, 2010, securities owned, at fair value amounted to $6,086,415 (its quoted market value). Securities owned consist of a $5,998,980 U.S. Treasury Bill maturing November 18, 2010, and $87,435 of NASDAQ shares.

4. Fair Value of Financial Instruments

The fair values of financial instruments appearing on the Statement of Financial Condition have the following valuation approaches defined by U.S. accounting rules under *Fair Value Measurement:*

- Assets utilizing Level 1 inputs include money markets, equities, and U.S. Treasury Bills, which amounted to approximately $7.3 million. There are no liabilities utilizing Level 1 inputs.

- There are no assets and liabilities utilizing Level 2 inputs.

- There are no assets and liabilities utilizing Level 3 inputs.

For a more detailed discussion regarding the fair value hierarchy see *Note 2. Significant Accounting Policies.*

5. Subordinated Borrowings

The Company has a subordinated loan from the Parent for working capital purposes since 2004 in the amount of $5,000,000. Interest accrues at US Dollar LIBOR plus 0.38% and is scheduled to mature on August 31, 2014. The loan was approved by FINRA as a satisfactory subordination. As of September 30, 2010, $3,023 of accrued interest was recorded.

On July 30, 2010, the Company rolled over an existing revolving subordinated credit agreement with the Parent for additional working capital when needed. The effective date of the new agreement is August 14, 2010. The amount of the credit line is $100,000,000 and will mature August 20, 2011. This agreement has been approved by FINRA as a satisfactory subordination agreement. As of September 30, 2010 there were no outstanding advances on this revolving credit line.

These borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. Related Party Transactions

The Company's tax liabilities and benefits are settled through the New York Branch of the Parent.

All personnel working for the Company are employed by the Parent, who is responsible for their benefits and pension. The Parent charges the Company the cost of those personnel. Accordingly, the Company has no employees and all compensation and benefits presented in the Statement of Operations are paid by the Parent.

Due from affiliates of $2,852,271 as of September 30, 2010 is due from New York Branch of the Parent and includes a receivable of $1,552,111 for income tax benefit. Due to affiliates of $8,059,546 as of September 30, 2010, represents a payable of $634,527 for taxes and $7,425,019 for operating expenses paid on behalf of the Company by the New York Branch of the Parent. Interest expense of $79,848 is to related parties.

The group recharges in the Statement of Operations of $3,944,493 for the year ended September 30, 2010, represents allocations for expenses paid on behalf of the Company by the New York Branch of the Parent other than employee compensation.

7. Income Taxes

The results of the Company's operations are included in the Federal, state and local income tax returns of the New York Branch of the Parent that settles its income tax liabilities with respective taxing authorities. The allocation of the New York Branch of the Parent's income tax liability reflected on these financial statements is computed as if the Company were a fully taxable foreign entity filing its own income tax returns with relevant taxing authorities.

Total income tax benefit for the year ended September 30, 2010 of $389,271 is comprised of a deferred income tax benefit.

Deferred tax assets of $1,552,111 (which will be settled with the Parent) at September 30, 2010, consist of the tax value of net operating loss carryforwards. The Company has not provided a valuation allowance for the deferred tax asset as of September 30, 2010, as management believes that it is more likely than not that the Company will generate sufficient taxable income to realize the potential benefit of future deductions from loss carryforwards.

8. Commitments and Contingencies

The Company applies the provisions of U.S. accounting rules, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in its financial statements for these indemnifications. The Company has placed a $260,275 deposit with such clearing broker ("Due from clearing broker" on the Statement of Financial Condition). In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the normal course of its business, the Company has been named as a defendant in lawsuits along with other brokers in various underwritings. Management does not expect any losses from any such actions.

9. Net Capital Requirements

As a registered broker-dealer and a member of FINRA the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintains minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $100,000, whichever is greater. As of September 30, 2010, the Company had net capital of $2,905,770, which exceeded the regulatory requirement by $2,540,643.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2010, the Company was in compliance with all such requirements.

10. Subsequent Events

Subsequent events have been evaluated through November 24, 2010, which is the date the financial statements were available to be issued.